Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Spark Orange Limited

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

On August 6, 2015, Coca-Cola Enterprises, Inc. (“CCE”), The Coca-Cola Company (“KO”) and Coca Cola Iberian Partners, S.A. (“CCIP”) issued the following joint press release announcing that they had entered into agreements under which CCE and CCIP and KO’s wholly owned German subsidiary, Coca-Cola Erfrischungsgetränke Aktiengesellschaft, will be combined after a series of transactions resulting in CCE, CCIP and Coca-Cola Erfrischungsgetränke Aktiengesellschaft being wholly owned subsidiaries of Spark Orange Limited (to be renamed Coca-Cola European Partners):

COCA-COLA ENTERPRISES, COCA-COLA IBERIAN PARTNERS AND COCA-COLA ERFRISCHUNGSGETRÄNKE AG TO FORM COCA-COLA EUROPEAN PARTNERS Merger Will Create the World’s Largest Independent Coca-Cola Bottler Based on Net Revenues  Combines bottling operations of Coca-Cola Enterprises, Coca-Cola Iberian Partners and Coca-Cola Erfrischungsgetränke AG into a new Western European bottler, serving over 300 million consumers across 13 countries  Combined company pro forma 2015 expected annual net revenues of approximately $12.6 billion and EBITDA of $2.1 billion  Enhances the Coca-Cola system to more effectively compete and drive growth across developed European markets with a world-class production, sales and distribution platform  Coca-Cola European Partners is expected to realize annual run-rate pre-tax synergies of approximately $350-375 million within three years of closing  Coca-Cola Enterprises’ shareowners to own 48%, Coca-Cola Iberian Partners’ shareowners to own 34% and The Coca-Cola Company to own 18% of Coca-Cola European Partners’ shares on a fully diluted basis  Coca-Cola Enterprises’ shareowners to receive one share of Coca-Cola European Partners and a one-time cash payment of $14.50 per share  Coca-Cola European Partners will be publicly traded on the Euronext Amsterdam, the New York Stock Exchange and the Madrid Stock Exchange  Investment community conference call at 8:30 a.m. EDT, 1:30 p.m. BST and 2:30 p.m. CEST

ATLANTA and MADRID, Aug. 6, 2015 – Coca-Cola Enterprises, Inc. (“CCE”) (NYSE: CCE) (Euronext Paris: CCE), Coca-Cola Iberian Partners SA (“CCIP”) and Coca-Cola Erfrischungsgetränke AG (“CCEAG”), a wholly owned subsidiary of The Coca-Cola Company (NYSE: KO), today announced they have agreed to combine their businesses into a new company to be called Coca-Cola European Partners Plc., in a transformational transaction that will create the world’s largest independent Coca-Cola bottler based on net revenues. Through a world-class production, sales and distribution platform for the Coca-Cola system in Western Europe, Coca-Cola European Partners will be positioned to deliver superior execution and customer service, driving long-term value creation for shareowners. Strategically Positioned to Capture Growth With more than 50 bottling plants and approximately 27,000 associates, Coca-Cola European Partners will serve a consumer population of over 300 million in 13 countries across Western Europe, including Andorra, Belgium, France, Germany, Great Britain, Iceland, Luxembourg, Monaco, Norway, Portugal, Spain, Sweden and the Netherlands. The combined company will operate in the four largest markets for nonalcoholic ready-to-drink beverages in Western Europe – Germany, Spain, Great Britain and France. Once combined, Coca-Cola European Partners will leverage and build on the best practices from each respective market and bottler to improve service to customers and consumers through a more consistent strategy for product development and market execution across Western Europe. The increased scale and flexibility of Coca-Cola European Partners’ broader European geographic footprint will allow it to compete more effectively across nonalcoholic beverage categories. Coca-Cola European Partners is expected to generate substantial synergies, including supply chain benefits and operating efficiencies. These synergies are expected to result in realized annual run-rate pre-tax savings of approximately $350-375 million within three years of closing. The new company’s synergies will also position it for increased investment in sales and customer-facing activities to drive incremental top-line and profit growth over the long term. 2 Muhtar Kent, Chairman and Chief Executive Officer, The Coca-Cola Company, Sol Daurella, Executive Chairwoman of Coca-Cola Iberian Partners and John Brock, Chairman and Chief Executive Officer of Coca-Cola Enterprises, Inc. toast the creation of Coca-Cola European Partners.

Coca-Cola European Partners will combine the unique market knowledge of CCE, CCIP and CCEAG, enabling increased coordination and innovation to better serve customers and consumers at a local level in each market. As a larger and more diverse company, Coca-Cola European Partners will continue to invest, employ, manufacture and distribute locally, maintaining a strong commitment to the economic and social well-being of each community it serves. “The creation of a larger, unified Coca-Cola bottling partner in Western Europe represents an important step in our global system’s evolution,” said Muhtar Kent, Chairman and Chief Executive Officer of The Coca-Cola Company. “We continue to adapt our business model to innovate, invest and grow along with the changing demands of the marketplace. With the strong leadership that will be assembled from across the three organizations, Coca-Cola European Partners will be well-positioned to deliver better and more effective service to customers throughout Western Europe and drive profitable growth across multiple beverage categories.” Sol Daurella, Executive Chairwoman of Coca-Cola Iberian Partners, added, “In 2013, we combined our family-owned Iberian Coca-Cola bottlers with over 60 years of history to better serve our customers and consumers. Our Iberian shareowners see today’s announcement as an important step to further develop and optimize our offerings in Western Europe. As the single-largest shareowner in this new business we will play a strong strategic role in Coca-Cola European Partners, while continuing to be close to our country, business, local consumers and customers. Combining our unique expertise in the on-premise channels, targeted marketing experience and operational excellence with the skills of CCE and CCEAG, together we will drive growth in Western Europe.” “The creation of Coca-Cola European Partners will build on each bottler’s capabilities to create more efficient operations in their respective markets across Western Europe,” said John Brock, Chairman and Chief Executive Officer of Coca-Cola Enterprises. “We look forward to bringing together our world-class supply chain and sales team with the distinct strengths offered by CCIP and CCEAG to capture additional growth opportunities in each market. This transaction offers clear synergies, along with the scale to better serve the needs of our customers and consumers in Western Europe, to become an even stronger partner to The Coca-Cola Company and create increased value for CCE’s shareowners.” 3

Management and Governance Ms. Daurella will become Chairwoman of Coca-Cola European Partners and Mr. Brock will become Chief Executive Officer. Both will be members of the Board of Directors. Damian Gammell, currently Beverage Group President and CEO of Anadolu Efes and a previous Chief Executive Officer of CCEAG, will join CCE as Chief Operating Officer in autumn 2015 and become Chief Operating Officer of Coca-Cola European Partners upon closing. Manik (“Nik”) Jhangiani, currently the Chief Financial Officer of CCE, will become Coca-Cola European Partners’ Chief Financial Officer and Víctor Rufart, currently General Manager of CCIP, will become Chief Integration Officer. Other members of the new executive team will be announced before the closing of the transaction. Along with Ms. Daurella and Mr. Brock, the initial Board of Directors of Coca-Cola European Partners will consist of 15 additional members, with the majority of the Board being independent, non-executive directors. Coca-Cola European Partners will be incorporated in the United Kingdom, one of its largest markets, with its headquarters in London. The combined company will be publicly traded with listings on the Euronext Amsterdam, the New York Stock Exchange and the Madrid Stock Exchange. Transaction Structure At closing, Coca-Cola Iberian Partners and The Coca-Cola Company will own 34% and 18% of the combined company, respectively, with CCE shareowners owning 48% on a fully diluted basis. CCE shareowners will receive, for each CCE share held, one share of Coca-Cola European Partners and a one-time cash payment of $14.50 per share. The aggregate one-time cash payment of approximately $3.3 billion will be funded by the new company using newly issued debt. On a pre-synergy, pro forma basis, for 2015 the combined company’s annual net revenues are expected to be approximately $12.6 billion with $2.1 billion of EBITDA and $1.6 billion of operating income with a volume of 2.5 billion unit cases. Coca-Cola European Partners’ effective tax rate is expected to be in a range of 26 to 28%. The combined company is expected to have a 2015 pro forma net debt to EBITDA ratio of approximately 3.5x, and given anticipated cash flows, is expected to de-lever to approximately 2.5x by year-end 2017. Coca-Cola European Partners is fully committed to an investment-grade rating and intends to operate within a 2.5x-3.0x net debt to EBITDA ratio longer term. It intends to distribute dividends per share in the range of approximately 30 to 40% of net income over time, to be determined by its Board of Directors. 4

The Coca-Cola Company expects to account for its stake under the equity method of accounting and expects the merger to be slightly accretive to 2016 comparable EPS. In support of this growth plan, The Coca-Cola Company and Coca-Cola European Partners will enter into a new 10-year bottling agreement with an option to renew for an additional 10-year period. There will be an initial four-year incidence pricing agreement, extending economic terms currently in place in each respective territory. Approvals The Boards of Directors of Coca-Cola Enterprises, Coca-Cola Iberian Partners and The Coca-Cola Company have approved the transaction. The proposed merger is subject to approval by CCE's shareowners, receipt of regulatory clearances and other customary conditions. The merger is expected to close in the second quarter of 2016. Advisers Deutsche Bank acted as exclusive financial adviser to The Coca-Cola Company. Cleary Gottlieb Steen & Hamilton LLP acted as legal counsel to The Coca-Cola Company, and Skadden, Arps, Slate, Meagher & Flom LLP acted as tax counsel to The Coca-Cola Company. Lazard acted as lead financial adviser to CCE and Cahill Gordon & Reindel LLP and Slaughter and May served as legal counsel to the company. Credit Suisse acted as financial adviser to the Franchise Relationship Committee (FRC) of the Board of Directors of CCE; Clay Long Esq. and Baker Hostetler LLP served as legal counsel to the FRC. Rothschild acted as exclusive financial adviser to Coca-Cola Iberian Partners. Allen & Overy LLP and Uria Menendez served as legal counsel to Coca-Cola Iberian Partners. Investor Conference Call Details All three parties will host a conference call with investors to discuss the announcement at 8:30 a.m. EDT, 1:30 p.m. BST and 2:30 p.m. CEST. We invite investors to listen to the live audiocast of the conference call at either www.thecoca-colacompany.com or http://www.cokecce.com in the “Investors” section. Further, a supplemental presentation providing additional details pertaining to the transaction and addressing financial modeling related questions is posted in the “Investors” section of CCE’s website. 5

Contacts Media The Coca-Cola Company Kent Landers T +01.404.676.2683 Investors and Analysts The Coca-Cola Company Tim Leveridge T +01.404.676.7563 Coca-Cola Enterprises, Inc. Fred Roselli T +01.678.260.3421 Coca-Cola Enterprises, Inc. Thor Erickson T +01.678.260.3110 Coca-Cola Iberian Partners Fernando Amenedo / Rosa Yagüe T +34.915765250 Coca-Cola Iberian Partners Albert Perez T +34.915765250 Coca-Cola Erfrischungsgetränke AG Patrick Kammerer T +49.30.22606.9800 About Coca-Cola Enterprises Coca-Cola Enterprises, Inc. is the leading Western European marketer, producer, and distributor of nonalcoholic ready-to-drink beverages and one of the world’s largest independent Coca-Cola bottlers. CCE is the sole licensed bottler for products of The Coca-Cola Company in Belgium, continental France, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, and Sweden. CCE operates with a local focus and has 17 manufacturing sites across Europe, where the company manufactures nearly 90 percent of its products in the markets in which they are consumed. Sustainability is core to CCE’s business, and the company has been recognized by leading organizations in North America and Europe for its progress in water use reduction, carbon footprint reduction, and recycling initiatives. For more information about CCE, please visit www.cokecce.com and follow the company on Twitter at @cokecce. About Coca-Cola Iberian Partners Coca-Cola Iberian Partners is the bottling partner of The Coca-Cola Company for Spain, Portugal and Andorra. Coca-Cola Iberian Partners is responsible for meeting the demand for The Coca-Cola Company’s products at every stage: manufacturing, packaging, distribution and management of the different client channels. Coca-Cola Iberian Partners, with a staff of 4,380 employees, distributes products to Spain, Portugal and Andorra, serves 396,000 clients and reaches more than 55 million consumers. Coca-Cola Iberian Partners markets 17 different brands with 81 products. It has eight soft drink manufacturers, one of concentrated juice and six natural mineral water springs in operation. For further information please visit: www.cocacolaiberianpartners.com. About Coca-Cola Erfrischungsgetränke AG Coca-Cola Erfrischungsgetränke AG (CCEAG) is the largest German beverage company with a sales volume of 3.8 billion liters (2014). As a franchisee of The Coca-Cola Company (Atlanta), CCEAG is in charge of bottling as well as sales and distribution of Coca-Cola branded products in Germany. CCEAG serves around 400,000 trade and horeca customers and employs around 9,500 people. The beverages are bottled at more than 20 production plants. 6

About The Coca-Cola Company The Coca-Cola Company (NYSE: KO) is the world's largest beverage company, refreshing consumers with more than 500 sparkling and still brands. Led by Coca-Cola, one of the world's most valuable and recognizable brands, our Company's portfolio features 20 billion-dollar brands including Diet Coke, Fanta, Sprite, Coca-Cola Zero, vitaminwater, Powerade, Minute Maid, Simply, Georgia and Del Valle. Globally, we are the No. 1 provider of sparkling beverages, ready-to-drink coffees, and juices and juice drinks. Through the world's largest beverage distribution system, consumers in more than 200 countries enjoy our beverages at a rate of 1.9 billion servings a day. With an enduring commitment to building sustainable communities, our Company is focused on initiatives that reduce our environmental footprint, support active, healthy living, create a safe, inclusive work environment for our associates, and enhance the economic development of the communities where we operate. Together with our bottling partners, we rank among the world's top 10 private employers with more than 700,000 system associates. For more information, visit Coca-Cola Journey at www.coca-colacompany.com, follow us on Twitter at twitter.com/CocaColaCo, visit our blog, Coca-Cola Unbottled, at www.coca-colablog.com or find us on LinkedIn at www.linkedin.com/company/the-coca-cola-company. Forward-Looking Statements This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Spark Orange Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth 7 objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, CCEP will file with the SEC a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at 8

www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.” Participants in Solicitation KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers will be available in the proxy statement/prospectus when it is filed with the SEC. No Profit Forecast No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that revenues, EBITDA, earnings per share or any other metric will necessarily be greater or less than those for the relevant preceding financial periods for CCE, CCIP, Coca-Cola Erfrischungsgetränke AG (“CCEAG”) or CCEP, as appropriate. No statement in this announcement constitutes an asset valuation. Subject to its legal and regulatory obligations, neither CCEP, nor any of its agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the statements contained in this document to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. In no circumstances shall the provision of this document imply that no negative change may occur in the business of CCE, CCIP, CCEAG or CCEP, as appropriate, after the date of provision of this document, or any date of amendment and/or addition thereto. This document is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, will be available from CCEP at its registered office. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) and includes any relevant implementing measure in the relevant Member State. Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented the Prospectus Directive is addressed solely to qualified investors (within the meaning of the Prospectus Directive) in that Member State. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. ### 9